Exhibit 99.1

NICE inContact and RingCentral Announce Joint Offering Helping
Organizations Transition Employees to Work from Home Rapidly and at No Cost

Combined solution provides organizations with cloud contact center, cloud PBX, video meetings, and team messaging to ensure everyone can work productively from home

Salt Lake City, April 1, 2020 – NICE inContact, a NICE business (Nasdaq: NICE) and the leader in cloud contact center, in partnership with RingCentral, Inc. (NYSE: RNG), a leading provider of global enterprise cloud communications, today announced a special offer to enable organizations to rapidly transition their entire workforce, including contact center agents, to work from home. The offer includes NICE inContact CXone@home, a special edition of the enterprise-grade NICE inContact CXone cloud contact center platform, which can be fully operational in 48 hours and is free for 45 days for new customers. CXone@home features ACD/IVR, audio recording, storage and integrated softphone capabilities.

The combination of CXone@home with RingCentral Office™ provides organizations with best-in-class UCaaS solutions, including cloud PBX, video meetings and team messaging capabilities running on a carrier-grade infrastructure with a 99.999% uptime SLA. NICE inContact and RingCentral have been in partnership since 2015, supporting tens of thousands of cloud contact center agents worldwide.

“We are proud to bring this timely offer to market with our long-standing partner RingCentral,” said Paul Jarman, CEO NICE inContact. “The power of RingCentral unified communications and the CXone cloud contact center platform ensures that contact center agents and supervisors can work from any location and continuously provide customer support when it’s needed most.”

The combined platforms allow contact center agents to easily source answers for customers, share files, communicate within team messaging and video meetings and perform mission-critical business tasks while delivering exceptional customer experiences and keeping pace with the changing business landscape.

“It is now critical that employees can work from anywhere, anytime, and on any device in order to get work done and keep businesses moving forward,” said Anand Eswaran, president and COO, RingCentral, Inc. “Both our organizations are committed to enabl customers to rapidly transition to a work-from-home model and provide uninterrupted customer service.”

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

About RingCentral

RingCentral, Inc. (NYSE: RNG) is a leading provider of global enterprise cloud communications, collaboration, and contact center solutions. More flexible and cost-effective than legacy on-premises systems, RingCentral empowers modern mobile and distributed workforces to communicate, collaborate, and connect from any location, on any device, and via any mode. RingCentral provides unified voice, video meetings, team messaging, digital customer engagement, and integrated contact center solutions for enterprises globally. RingCentral’s open platform integrates with leading business apps and enables customers to easily customize business workflows. RingCentral is headquartered in Belmont, California, and has offices around the world.

RingCentral Media Contact
Jyotsna Grover, Jyotsna.grover@ringcentral.com

©2020 RingCentral, Inc. All rights reserved. RingCentral, RingCentral Office and the RingCentral logo are trademarks of RingCentral, Inc.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.